盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING | BRUSSELS | CHICAGO | DALLAS | GENEVA | HONG KONG | LONDON

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FACSIMILE (852) 2509-3110
www.sidley.com

FOUNDED 1866

LOS ANGELES | NEW YORK | SAN FRANCISCO

[redacted]

05012977

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

Our Ref: 22277-00002

November 25, 2005

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 28 2005
WASH. D.C. 185

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find copies of two announcements, a notice of extraordinary general meeting and related proxy form and reply slip which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
DEC 05 2005
THOMSON
FINANCIAL

HK1 332952v.1

File No.: 82-34696

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司
(incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock Code: 2883)

ANNOUNCEMENT

The Board hereby announces the retirement of Mr. Wang Zhongan as a Director, the retirement of Mr. Liu Shoude and Mr. Tu Zimin as Supervisors, and the appointment of Mr. Tang Daizhi and Mr. Xiao Jianwen as Supervisors.

Retirement of Director

The board of directors (the "**Board**") of China Oilfield Services Limited (the "**Company**") announces that Mr. Wang Zhongan's term as a director of the Board (the "**Director**") expired on 19 September 2005 and he ceased to be a Director starting from 20 September 2005. Mr. Wang's retirement from the Board was due to the expiry of his term and was not due to any disagreements with the Board or otherwise.

Retirement of Supervisors

The Board further announces that Mr. Liu Shoude and Mr. Tu Zimin retired from their respective positions as supervisors of the Company (the "**Supervisors**") due to the expiry of each of their terms on 19 September 2005. Mr. Liu's and Mr. Tu's respective retirements were due to the expiry of each of their terms and were not due to any disagreements with the Board or otherwise.

The Company wishes to express its gratitude to Mr. Wang, Mr. Liu and Mr. Tu for their valuable contributions to the Company.

Appointment of Supervisors

The Company is pleased to announce the appointment of Mr. Tang Daizhi ("**Mr. Tang**") and Mr. Xiao Jianwen ("**Mr. Xiao**") as Supervisors. Mr. Tang's and Mr. Xiao's terms of service with the Company will be for a period of three years commencing on 20 September 2005.

Mr. Tang, aged 42, has a bachelor degree in Business Administration from the Jiangkan Shiyou College.

Mr. Tang is currently the Vice Secretary of the Communist Party Committee and the Secretary of Discipline Inspection Committee of COSL. Mr. Tang joined China National Offshore Oil Corporation in 1984 and previously held the position of Manager of Human Resources at Petrotech Services, CNOOC. Mr. Tang had also previously been the General Manager of the Executive Management Department of COSL.

Mr. Tang has not previously held any directorships of any listed public company.

Save as disclosed, Mr. Tang does not have any relationship with any director, senior management or substantial or controlling shareholder of the Company.

As at the date of this announcement, Mr. Tang does not have any interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Tang will not receive any emolument for his appointment as a Supervisor of the Company.

Mr. Xiao, aged 56, has a bachelor degree in Economics from the Beijing School of Economics' Faculty of Labour Economics.

Mr. Xiao joined CNOOC in 1984 and is currently the Supervisor of the Asset Management Department. Also, Mr. Xiao previously was the Head of Audit of CNOOC as well as a member of the Chinese State Council State-owned Enterprises Supervision Committee.

Mr. Xiao has not previously been a member of the board of directors of any listed public company.

Save as disclosed, Mr. Xiao does not have any relationship with any director, senior management or substantial or controlling shareholder of the Company.

As at the date of this announcement, Mr. Xiao does not have any interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Xiao will not receive any emolument for his appointment as a Supervisor of the Company.

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive director is Mr. Fu Chengyu; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 24 November, 2005

File No.: 82-34696

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

ANNOUNCEMENT

The Company wishes to raise at the EGM for consideration and approval the issuance of a short-term debenture in an aggregate principal amount not exceeding RMB2,000,000,000.

The proposed issue of the short-term debenture may or may not take place, shareholders of the Company and public investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Pursuant to the Articles of Association of the Company, the issue of any debenture by the Company will require the approval of the Company's shareholders by special resolution. The Company wishes to raise the proposal to issue a short-term debenture in an aggregate principal amount not exceeding RMB2,000,000,000 for the consideration and approval of the Company's shareholders present at the Extraordinary General Meeting of 12 January 2006 ("**the EGM**"). The short-term debenture will be issued to institutional investors in the PRC.

The short-term debenture will be non-secured, for a term of 1 year and will be issued in 2 lots of RMB1,000,000,000 each. The interest rate for the short-term debenture is 2.92%.

The proposed usage of the funds to be raised by the issuance of the short-term debenture is for the purchase of fuel, lubricants, ship components and other such operational expenditures. The Company proposes the issuance of the short-term debenture with the aim of raising funds to meet its short-term working capital needs and to ensure the smooth operation of the Company's business activities.

The Directors confirm that save as disclosed above, there are no negotiations or agreements relating to any intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither are the Directors aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be price-sensitive information.

No circular will be despatched to shareholders of the Company in relation to the proposed issue of the short-term debenture.

The proposed issue of the short-term debenture may or may not take place, shareholders of the Company and public investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
CHINA OILFIELD SERVICES LIMITED
Chen Wei Dong
Company Secretary

Hong Kong, 24 November 2005

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive director is Mr. Fu Chengyu; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y.Yan and Mr. Simon X. Jiang.

File No.: 82-34696

COSL

CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock Code: 2883)

Notice of Extraordinary General Meeting

Notice is hereby given that the Extraordinary General Meeting ("EGM") of China Oilfield Services Limited ("COSL") will be held on 12 January 2006 (Thursday) at 10:00 a.m. at Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

By way of Special Resolution

To consider and approve the proposed issue of a short-term debenture in the People's Republic of China in an aggregate principal amount not exceeding RMB2,000,000,000.

COSL proposed to issue a short-term debenture in an aggregate principal amount not exceeding RMB2,000,000,000. The capital raised through the issue will be used to supplement COSL's short-term cashflow requirements, primarily for procurement expenses of fuels, lubricants, marine accessories, etc. to ensure that the Company can continue to smoothly carry out its various operating activities.

The board of directors of COSL (the "**Board**") is authorised to, depending on the Company's needs and then existing market conditions, determine the terms and conditions and related matters regarding the issue of the short-term debenture, including the actual amount (within the aforesaid range) of such issue of short-term debenture, and to sign all the necessary legal documents and to make appropriate disclosure of information as required by the relevant regulations. The board of directors may, subject to the scope of their authority, delegate such power to the management or executive directors of COSL to determine the matters regarding the issue of the short-term debenture or to sign any necessary legal documents and/or instrument.

By order of the Board
Chen Wei Dong
Company Secretary

Hong Kong, 24 November 2005

Notes:

1. Holders of COSL's overseas listed foreign invested shares (in the form of H shares) and representative holders of China National Offshore Oil Corporation's equity interests (as holders of COSL's domestic shares) whose names appear on COSL's register of members maintained by Computershare Hong Kong Investor Services Limited on 12 December 2005 (Monday) are entitled to attend and vote at the EGM.

2. Shareholders who intend to attend the EGM must complete and return the written replies for attending the EGM to the principal place of business of COSL in Hong Kong by post or facsimile no later than 23 December 2005 (Friday):

   Address: 65/F., Bank of China Tower, 1 Garden Road, Hong Kong
   Tel: (852) 2213 2502
   Fax: (852) 2525 9322

3. Each holder of shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder of the Company or not, to attend and vote on his behalf at the EGM. Where a shareholder has appointed more than one proxy to attend the EGM, such proxies may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorised. Such power of attorney should state the number of shares as represented by the proxy. In case there is more than one proxy, the power of attorney should state the number of shares as represented by each proxy. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. The power of attorney or other documents of authorisation and proxy forms must be delivered to COSL's principal place of business in Hong Kong at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the EGM in order for such documents to be valid.

4. COSL's register of members will be closed from 12 December 2005 (Monday) to 12 January 2006 (Thursday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H shares who wish to attend the EGM and qualify to vote at the EGM as referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 9 December 2005 (Friday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of COSL.

   Computershare Hong Kong Investor Services Limited's address is as follows:

   46th Floor, Hopewell Centre
   183 Queen's Road East
   Wanchai
   Hong Kong

5. Shareholders or their proxies must present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and copies of the relevant resolutions of the boards of the shareholders or of other relevant institutions appointing proxies.

6. The EGM is expected to last not more than one business day. Shareholders or proxies attending the EGM are responsible for their own transportation and accommodation expenses.

7. Pursuant to Article 64 of the Articles of Association, the full text of any special resolution proposed for approval at the meeting should be stated.

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive director is Mr. Fu Chengyu; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.

File No.: 82-34696

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (note 1)	H Shares/ Domestic Shares*

I(We) (note 2) ______________________________

of ______________ being the holder(s) of (note 1) ______________ H Share(s)/ Domestic Share(s)* of China Oilfield Services Limited ("COSL" or the "Company") now appoint (note 3) ______________ (I.D. No.: ______________ of address: ______________)/ or failing him, the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the special resolution in accordance with the instructions below and on my(our) behalf at the Extraordinary General Meeting ("EGM") to be held at 10:00 a.m. on 12 January, 2006 (Thursday) at Room 403, CNOOC Plaza, No.6, Dongzhimenwai Xiaojie, Beijing, the People's Republic of China ("PRC") for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution or abstain at his own discretion (note 4).

By way of Special Resolution:	For	Against
1. To consider and approve the proposed issue of a short-term debenture in the PRC in an aggregate principal amount not exceeding RMB2,000,000,000.		

Date: ______________ Signature: ______________ (note 5)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in **BLOCK LETTERS**.
3. Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who do not have to be shareholder(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.
4. **Attention: If you wish to vote FOR any resolution, please indicate with a "✓" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "✓" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.**
5. This form of proxy must be signed under hand by you or your attorney duly authorised in writing. If the appointer is a corporation, this form must be signed under its common seal or under hand by any director or agent duly authorised by such corporation. If a person has been authorised to sign this form of proxy on behalf of an individual or corporate shareholder, the power of attorney or other document authorising such person to sign this form of proxy must be notarised and together with this form delivered, in the case of a holder of Domestic Share(s), to the Company at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong, and in the case of a holder of H Share(s), to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, at least 24 hours before the time designated for the holding of the EGM.

* *Please delete as appropriate.*

File No.: 82-34696

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

Reply Slip for Extraordinary General Meeting

I(We) ______________________________ of

(address)______________________________ ,

telephone number:______________ and fax number: ______________ ,

being the holder(s) of ______________ H Share(s)/Domestic Share(s)* of China Oilfield Services Limited (the "Company") hereby confirm that I(we) wish to attend (or appoint a proxy to attend on my(our) behalf) the Extraordinary General Meeting ("EGM") to be held on 12 January, 2006 (Thursday) at 10:00 a.m. at Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China.

Signature: ______________

Date: ______________

Note: Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong by post or by facsimile (Fax number: (852) 2525 9322) such that the same shall be received by the Company no later than 23 December 2005 (Friday). Failure to sign and return this slip, however, will not preclude an eligible shareholder from attending the EGM.

* *Please delete as appropriate.*